UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)

Ultralife Corporation
(Name of Issuer)

COMMON STOCK, par value $.10
(Title of Class of Securities)

903899102
(CUSIP Number)

Jerald A. Trannel
407 S. Third Street
Suite 230
Geneva, IL 60134
Telephone:  (630) 588-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 20, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 903899102 Page 2 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
Grace Brothers, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares        8 Shared Voting Power
Beneficially    518,616 shares
Owned	by
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                518,616 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

518,616 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

3.0%

14. Type of Reporting Person (See instructions)

PN

Schedule 13D/A

CUSIP No. 903899102 Page 3 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
PF
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
United States

              7 Sole Voting Power
Number of       4,598,844
Shares
Beneficially  8 Shared Voting Power
Owned by        518,616
Each
Reporting     9 Sole Dispositive Power
Person          4,598,844
With
             10 Shared Dispositive Power
                518,616

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

5,117,460

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

29.6%

14. Type of Reporting Person (See instructions)

IN

Schedule 13D/A

CUSIP No. 903899102 Page 4 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Spurgeon Corporation

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Illinois Corporation


              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        518,616 shares
Each
Reporting     9 Sole Dispositive Power
Person          0
With
             10 Shared Dispositive Power
                518,616 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

518,616

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

3.0%

14. Type of Reporting Person (See instructions)
CO

Page 5 of 7 Pages

The undersigned hereby amends its Schedule 13D as filed on June 7, 2006 relating to the Common Stock of Ultralife
Corporation. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. Except as set forth herein, the Schedule 13D, as previously amended, remains unchanged.

Item 4.  Purpose of Transaction

On May 20, 2011, Bradford T. Whitmore purchased 4,000,000 shares of Common Stock held by Grace in a private transaction at a market price of $4.50 per share. The transaction was effected to reduce the investment exposure held by Grace, while at the same time increasing Whitmore's investment position.

The Filers have no plans or proposals which relate to, or would result in, any of the matters referred to in Paragraphs (a) through (j), inclusive, of Item 4 of the
Schedule 13D. The Filers may, at any time and from time to time review or reconsider their investment in the Company and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this filing, Grace beneficially owns
518,616 shares of Common Stock, representing approximately 3.0% of the outstanding shares of Common
Stock. As general partner of Grace, Spurgeon may be deemed beneficial owner of 518,616 shares of Common Stock, or 3.0% of the outstanding shares of Common Stock, although they otherwise disclaim beneficial ownership. As general partner of Grace, Whitmore may be deemed beneficial owner of 518,616 shares of Common Stock, and 4,598,844 shares of Common Stock as direct beneficial owner, or 29.6% of the outstanding shares of Common Stock.

(b) Grace: shared voting power (with Whitmore and Spurgeon)
518,616 Shares

Whitmore:  shared voting power (with Grace and Spurgeon)
518,616 Shares
sole voting power 4,598,844 Shares

Spurgeon:  shared voting power (with Grace and Whitmore)
518,616 Shares

(c) The transactions effected by the Filers during the past sixty days are set forth in Schedule A.

Page 6 of 7 Pages


SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Dated: May 23, 2011

Grace Brothers, Ltd.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner

Bradford T. Whitmore

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore

Spurgeon Corporation

By: /s/ Jerald A. Trannel
Name:  Jerald A. Trannel
Its:  Vice President

SCHEDULE A

TRADE ACTIVITY FOR ULTRALIFE CORPORATION EFFECTED BY GRACE
BROTHERS, LTD. FOR THE PREVIOUS 60 DAYS.


                         Amount of
Date       Security      Shares         Price per
                         Sold
5/20/2011  Common Stock  4,000,000      $4.50

TRADE ACTIVITY FOR ULTRALIFE CORPORATION EFFECTED BY
BRADFORD T. WHITMORE FOR THE PREVIOUS 60 DAYS.


                         Amount of
Date       Security      Shares         Price per
                         Purchased
5/20/2011  Common Stock  4,000,000      $4.50